SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. __________ )*


                          PACIFIC PREMIER BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    69478X105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Ezri Namvar
                             New Life Holdings LLC
                             11940 San Vicente Blvd.
               Los Angeles, California 90049, Tel: (310) 207-1000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 17, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 12 Pages)

CUSIP No. 69478X105                    13D                    Page 2 of 12 Pages


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     New Life Holdings LLC
     FEIN: 96-4869333
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (1)

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         -0- shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,166,400 shares (2)
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0- shares

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,166,400 (2)

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,166,400 shares (2)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47% (2)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) Capital contributed by members of New Life Holdings LLC.

     (2) Includes 1,166,400 shares of common stock which are or may become issuable to New Life Holdings LLC upon exercise of its warrant. Of such shares, 116,640 became exercisable on January 17, 2002, 116,640 became exercisable on January 17, 2003, 116,640 become exercisable on January 17, 2004 and the remainder become exercisable on January 17, 2005. New Life Holdings LLC disclaims beneficial ownership as to such shares until 60 days prior to the date upon which its warrant may first

CUSIP No. 69478X105                    13D                    Page 3 of 12 Pages


be exercised as to such shares. The Issuer's Certificate of Incorporation states that record holders of Common Stock who beneficially own in excess of 10% of the outstanding shares of Common Stock (the "Limit") are not entitled to any vote in respect of the shares held in excess of the Limit.

CUSIP No. 69478X105                    13D                    Page 4 of 12 Pages


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ezri Namvar

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (1)

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         -0- shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,166,400 shares (2)
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0- shares

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,166,400 (2)

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,166,400 shares (2)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47% (2)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) Capital contributed by members of New Life Holdings LLC.

     (2) Includes 1,166,400 shares of common stock which are or may become issuable to New Life Holdings LLC (of which Ezri Namvar serves as Manager) upon exercise of its warrant. Of such shares, 116,640 became exercisable on January 17, 2002, 116,640 became exercisable on January 17, 2003, 116,640 become exercisable on January 17, 2004 and the remainder become exercisable on January 17, 2005. Mr. Namvar disclaims beneficial ownership as to such shares until 60 days prior to

CUSIP No. 69478X105                    13D                    Page 5 of 12 Pages


the date upon which its warrant may first be exercised as to such shares. The Issuer's Certificate of Incorporation states that record holders of Common Stock who beneficially own in excess of 10% of the outstanding shares of Common Stock (the "Limit") are not entitled to any vote in respect of the shares held in excess of the Limit.

CUSIP No. 69478X105                   13D                     Page 6 of 12 Pages


ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock (the "Common Stock") of Pacific Premier Bancorp, Inc., f/k/a LIFE Financial Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1600 Sunflower Ave., 2nd Floor, Costa Mesa, California 92626.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This statement is filed by: (i) New Life Holdings LLC, a California limited liability company (the "Company"), with respect to shares beneficially owned by it; and (ii) Ezri Namvar, an individual (the "Manager"), with respect to shares beneficially owned by him. The Manager is the sole manager of the Company.

         (b) The address of both the Company and the Manager is 11940 San Vicente Blvd., Los Angeles, California 90049.

         (c) The Company was formed for the purpose of acquiring, owning, voting and disposing of the debt and securities of the Issuer described herein. The Manager's present principal occupation is a private investor - real estate and lending.

         (d) During the last five years, neither the Company nor the Manager has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither the Company nor the Manager has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Company is a California limited liability company. The Manager is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Company has the right to purchase an aggregate of 1,166,400 shares of Common Stock at a price of $0.75 per share upon exercise of its Warrant (as defined in Item 4). The aggregate purchase price for the Common Stock, if its Warrant is exercised in full, is $874,800. The Company's Warrant was acquired pursuant to a Note and Warrant Purchase Agreement between the Issuer and the Company attached hereto as Exhibit 1. The aggregate consideration paid by the Company for both its Note (as defined in Item 4) and its Warrant was $12,000,000, which was funded with contributions from the Company's members.

ITEM 4.  PURPOSE OF TRANSACTION

         On November 20, 2001 the Issuer entered into an agreement for the private placement of a secured note, together with a warrant to

CUSIP No. 69478X105                   13D                     Page 7 of 12 Pages


purchase Common Stock, with the Company in exchange for which the Issuer received $12,000,000. The sale of the note and warrant was made pursuant to a Note and Warrant Purchase Agreement entered into by the Issuer and the Company. On January 17, 2002 (the "Closing"), the Issuer issued a Senior Secured Note Due 2007 (the "Note") in the initial principal amount of $12,000,000, and bearing interest at an initial rate of 12% (increasing over time to 16%), payable quarterly starting March 31, 2003 (subject to negotiated prepayment), and a warrant (the "Warrant") to purchase up to 1,166,400 shares of the Issuer's Common Stock at an exercise price of $0.75 per share. The holders of the Note have the right to nominate three of seven directors of the Issuer and of the Issuer's wholly owned principal operating subsidiary, Pacific Premier Bank (the "Bank") until the later of (i) such time as the Note has been fully retired or
(ii) three years after the Closing. The Issuer pledged the stock of its subsidiaries and a certain participation contract representing the right to receive 50% of any cash realized from three residual mortgage-backed securities (the "Participation Contract") as collateral against the Note.

         The form of Note and Warrant Purchase Agreement between the Issuer and the Company is attached hereto as Exhibit 1. Forms of the Note and the Warrant are attached as Exhibit A and Exhibit B, respectively, to the Note and Warrant Purchase Agreement.

         Upon exercise of the Warrant, which is freely assignable in whole or in part in denominations of not less than 10,000 shares, the Company or its assignee(s) (the assignees, together with the Company, the "Warrant Holders" and each a "Warrant Holder") shall have the right to purchase during specified periods a total of up to 1,166,400 shares of Common Stock. Pursuant to the Warrant, on or before the first anniversary of the Closing, the Warrant Holder will be able to purchase 116,640 shares of Common Stock. After the first anniversary of the Closing, but on or before the second anniversary of the Closing, the Warrant Holder will be able to purchase the initial 116,640 shares of Common Stock, plus an additional 116,640 shares of Common Stock. After the second anniversary of the Closing, but on or before the third anniversary of the Closing, the Warrant Holder will be able to purchase the 233,280 shares of Common Stock available during the first two years after the Closing, plus an additional 116,640 shares of Common Stock. After the third anniversary of the Closing, but prior to the tenth anniversary of the Closing (the "Expiration"), the Warrant Holder will be able to purchase the 349,920 shares available during the first three years after Closing, plus the remaining 816,480 shares of Common Stock available under the Warrant. Based on 1,333,572 shares outstanding at December 31, 2001, if the entire Warrant were exercised, the shares issued upon its exercise would constitute approximately 47% of the Issuer's outstanding stock. To date the Company has not assigned any portion of the Warrant and has not exercised any portion of the Warrant.

         The Issuer's Certificate of Incorporation provides that record holders of Common Stock who beneficially own in excess of 10% of the outstanding shares of Common Stock (the "Limit") are not entitled to any vote in respect of the shares held in excess of the Limit. A person or entity is deemed to beneficially own shares owned by an

CUSIP No. 69478X105                   13D                     Page 8 of 12 Pages


affiliate of, as well as, by persons acting in concert with, such person or entity. The Issuer's Certificate of Incorporation authorized the Issuer's Board of Directors to (i) make all determinations necessary to implement and apply the Limit, including determining whether persons or entities are acting in concert and (ii) to demand that any person who is reasonably believed to beneficially own stock in excess of the Limit supply information to the Issuer to enable the Board of Directors to implement and apply the Limit.

         The Company acquired the Note and the Warrant for investment purposes. Any decision by the Company or the Manager in the future to take any further actions with respect to the Issuer or its securities will depend upon several factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

         Other than as described above, neither the Company nor the Manager has any present plans or proposals that relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g)   Changes  in  the   Issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

CUSIP No. 69478X105                   13D                     Page 9 of 12 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of January 17, 2002, the Company and the Manager were each the beneficial owners of 116,640 shares of Common Stock (i.e. those shares of Common Stock which the Company had the right to acquire within 60 days of January 17,
2002). Based upon information available to the Company and the Manager, the Issuer had approximately 1,333,572 shares of Common Stock outstanding as of January 17, 2002. Therefore, the 116,640 shares of Common Stock beneficially owned by the Company and the Manager constituted approximately 8.0% of the 1,450,212 shares of Common Stock outstanding as of January 17, 2002, giving effect to the issuance of the 116,640 shares upon exercise of the vested portion of the Warrant.

         As set forth in Item 4 of this Schedule 13D, the Warrant may be exercised as to additional shares of Common Stock upon each anniversary date of the Closing, until the third anniversary of the Closing, following which (until the Expiration), the Warrant Holder will be able to purchase all remaining shares of Common Stock available under the Warrant. Based on 1,333,572 shares outstanding at Closing, if the entire Warrant were exercised, the shares issued upon its exercise would constitute approximately 47% of the Issuer's outstanding stock.

         The Company and the Manager disclaim beneficial ownership of any shares of Common Stock issuable upon exercise of the Warrant until 60 days prior to the date upon which the Warrant may first be exercised as to such shares.

         (b) Each of the Company and the Manager share the power to vote and dispose of all of the shares of Common Stock (including the shares of Common Stock which the Company has the right to acquire upon exercise of the Warrant) beneficially owned by it.

         (c) Other than as described in Items 3 and 4 above, neither the Company nor the Manager have engaged in any transactions in the Common Stock during the period beginning 60 days prior to the date on which the Company and the Manager acquired beneficial ownership of more than 5% of the Common Stock of the Issuer and ending on the date of this Schedule 13D.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth in Item 4 of this Schedule 13D, neither the Company nor the Manager (other than as a member of the Company) has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements,

CUSIP No. 69478X105                   13D                    Page 10 of 12 Pages


puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Note and Warrant Purchase Agreement (Incorporated herein by reference to the Issuer's Definitive Proxy Statement for the Special Meeting of Stockholders Held January 10, 2002, which was filed with the Commission on December 14, 2001).

CUSIP No. 69478X105                   13D                    Page 11 of 12 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  July 31, 2003
                                  -----------------------------------
                                  Date

                                  NEW LIFE HOLDINGS LLC,
                                  A California limited liability company


                                  By:      /s/ Ezri Namvar
                                  -----------------------------------
                                  Name: Ezri Namvar
                                  Title: Manager


                                  EZRI NAMVAR

                                           /s/ Ezri Namvar
                                  -----------------------------------
                                  Signature




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 69478X105                   13D                    Page 12 of 12 Pages


                                  EXHIBIT INDEX
                                  -------------


         1. Note and Warrant Purchase Agreement (Incorporated herein by reference to the Issuer's Definitive Proxy Statement for the Special Meeting of Stockholders Held January 10, 2002, which was filed with the Commission on December 14, 2001).